Filed Pursuant to Rule 433
Registration Statement 333-287087

VIATRIS INC.

Pricing Term Sheet

€650,000,000 4.250% Senior Notes due 2033

June 12, 2026

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated June 12, 2026 relating to the Viatris Inc. notes described below (the “Preliminary Prospectus Supplement”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Viatris Inc.

Guarantors:	Mylan Inc., Mylan II B.V. and Utah Acquisition Sub Inc.

Offering Format:	SEC Registered

Trade Date:	June 12, 2026

Settlement Date:	June 17, 2026 (T+3)

Security Title:	4.250% Senior Notes due 2033

Principal Amount:	€650,000,000

Coupon:	4.250%

Maturity Date:	June 17, 2033

Public Offering Price:	99.739% of the principal amount, plus accrued interest, if any, from June 17, 2026

Spread to Mid-Swap:	+135 bps

Mid-Swap Rate:	2.944%

Yield to Maturity:	4.294%

Benchmark Security:	2.300% DBR due February 15, 2033

Spread to Benchmark Security:	+145.3 bps

Benchmark Security Price:	96.750%

Benchmark Security Yield:	2.841%

Expected Ratings*:	Baa3 (Moody’s) / BBB (Fitch) / BB+ (S&P unsolicited)

Interest Payment Date:	Annually on June 17 of each year, commencing on June 17, 2027

Optional Redemption:
Prior to April 17, 2033 (the date that is two months prior to the maturity date of the Notes) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a Redemption Price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the Redemption Date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate plus 25 basis points, and

(b) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the Redemption Date.

On or after the Par Call Date, the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a Redemption Price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to the Redemption Date.

Redemption of Notes for Tax Reasons:
The Issuer may redeem all but not part of the Notes in the event of certain changes in the tax laws of the United States that would require us to pay additional amounts as described under “Description of Notes — Payment of Additional Amounts” at 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the date fixed for redemption.

Change of Control Repurchase Event:	101% of principal amount plus accrued and unpaid interest thereon, if any, to, but excluding, the repurchase date.

Clearing:	Global notes will be deposited with a common depositary for Euroclear Bank SA/NV, Belgium and Clearstream Banking S.A., Luxembourg.

Expected Listing:	Application has been made for the Notes to be admitted to the Official List of Euronext Dublin and to trade on the Global Exchange Market, which is the exchange regulated market of Euronext Dublin.

Governing Law:	State of New York

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Stabilization:	FCA / ICMA

Expected Settlement Date:
It is expected that delivery of the Notes will be made against payment therefor on or about June 17, 2026, which will be the third business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to one business day preceding the closing date will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to one business day preceding the closing date should consult their own advisor.

ISIN / Common Code:	XS3325429580 / 332542958

Prohibition of Sales to EEA/UK Retail Investors:	Applicable

MiFID II/UK MiFIR Target Market:	No EU PRIIPs key information document (KID) and no UK disclosure document required by DISC have been prepared as the notes are not available to retail in EEA or UK.

Active Joint Book-Running Managers:	BNP PARIBAS Citigroup Global Markets Limited Goldman Sachs & Co. LLC

Passive Joint Book-Running Managers:	Barclays Bank PLC Deutsche Bank AG, London Branch DNB Bank ASA

Co-Managers:
ING Bank N.V., Belgian Branch
J.P. Morgan Securities plc
Merrill Lynch International
Mizuho International plc
Morgan Stanley & Co. International plc
PNC Capital Markets LLC
SMBC Bank International plc
Scotiabank (Ireland) Designated Activity Company
Société Générale
Standard Chartered Bank
Academy Securities, Inc.
R. Seelaus & Co., LLC

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*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating.

The Issuer has filed an automatic shelf registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling (i) BNP PARIBAS at +44 0-20-7595-8222; (ii) Citigroup Global Markets Limited toll-free at +1-800-831-9146 or (iii) Goldman Sachs & Co. LLC toll-free at +1-866-471-2526.

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